UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Ella Y. T. C. Chan

323 Wood Loop St.

Houston, Texas 77015

(713) 582-0403

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779V105

1.	Names of reporting persons Ella Y. T. C. Chan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,398,320
	8.	Shared voting power 0
	9.	Sole dispositive power 8,398,320
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,398,320
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 61.74%
14.	Type of reporting person (see instructions) IN

CUSIP No. 26779V105

1.	Names of reporting persons Chiu M. Chan Family Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization N/A
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,199,160
	8.	Shared voting power 0
	9.	Sole dispositive power 4,199,160
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,199,160
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 30.87%
14.	Type of reporting person (see instructions) 00

This Amendment No. 3 to Schedule 13D is filed by Ella Y. T. C. Chan and the Chiu M. Chan Family Trust as an amendment to the statement on Schedule 13D filed on September 12, 2012 by Ella Y. T. C. Chan and the Estate of Chiu M. Chan, as amended by the statement on Schedule 13D/A (Amendment No. 1) filed on September 24, 2012 by Ella Y. T. C. Chan and the Estate of Chiu M. Chan, and as amended by the statement on Schedule 13D/A (Amendment No. 2) filed on May 23, 2013 by Ella Y. T. C. Chan, the Estate of Chiu M. Chan and the Chiu M. Chan Family Trust (together, the “Statement”). This Amendment No. 3 is being filed to amend and restate the Statement and to report that Ms. Chan, the Chiu M. Chan Family Trust and the certain other persons identified in the Statement may be deemed to constitute a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, by virtue of the information provided below.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 4301 Vista Road, Pasadena, Texas 77504.

Item 2. Identity and Background.

This Schedule 13D is being filed by Ella Y. T. C. Chan and the Chiu M. Chan Family Trust (collectively, “Reporting Persons”).

Ella Y. T. C. Chan is a citizen of the United States and her address is 323 Wood Loop St., Houston, Texas 77015. Ms. Chan does not currently have a principal occupation or employment.

The Chiu M. Chan Family Trust is a trust governed by the laws of Texas. The address for the Chiu M. Chan Family Trust is 323 Wood Loop St., Houston, Texas 77015. The purpose of the Chiu M. Chan Family Trust is to hold and manage certain assets received from the Estate of Chiu M. Chan, pursuant to the instructions provided in the Last Will & Testament of Chiu M. Chan dated December 11, 1992 and First Codicil thereto dated March 16, 1998 which were admitted to probate on July 5, 2012 in Cause No. 413,798 in Probate Court No. 3 of Harris County, Texas (the “Last Will & Testament”). Ms. Chan is the sole trustee of the Chiu M. Chan Family Trust.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Ella Y. T. C. Chan beneficially owns 4,199,160 shares of Common Stock. 1,610,205 of these shares of Common Stock were acquired by Ms. Chan in July 1992 through the use of her personal funds. The remaining 2,588,955 shares of Common Stock were transferred to her on May 21, 2013 in respect of her community property interest in the Estate of Chiu M. Chan.

The Chiu M. Chan Family Trust acquired 4,199,160 shares of Common Stock on May 21, 2013 pursuant to the distribution from the Estate of Chiu M. Chan.

CEMEKC, Inc., an Other Group Member described in Item 4 below, does not presently own any shares of Common Stock but intends to purchase shares through the Offer as described in Item 4 below. CEMEKC has sufficient funds to purchase any shares tendered under the Offer and will pay for such shares with internally available funds. Dr. Chan is an Other Group Member and is the sole owner, officer and director of the CEMEKC and the Chief Executive Officer, President and sole director of the Company. He is the son of Ella Y. T. C. Chan.

Item 4. Purpose of Transaction.

Ella Y. T. C. Chan acquired her 4,199,160 shares of Common Stock in July 1992 and May 21, 2013 for investment purposes.

The Chiu M. Chan Family Trust acquired 4,199,160 shares of Common Stock on May 21, 2013 to hold and manage certain assets received from the Estate of Chiu M. Chan, pursuant to the instructions provided in the Last Will & Testament.

On December 18, 2015, Dr. Eric K. Chan and CEMEKC, Inc. (“CEMEKC” and collectively with Dr. Chan, the “Other Group Members”) together with the Reporting Persons commenced a tender offer. The tender offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by the Other Group Members and the Reporting Persons (collectively, the “Offeror”) with the United States Securities and Exchange Commission (the “SEC”) on December 18, 2015 (the “Schedule TO”). The Offeror filed amendments to the Schedule TO with the SEC on January 4, 2016, January 8, 2016, January 21, 2016 and January 25, 2016. The Offeror is seeking to acquire all of the issued and outstanding shares of Common Stock that they do not already own, for $0.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal dated December 18, 2015 (both of which are included in the Schedule TO), which, collectively with any amendments or supplements thereto, are referred to as the “Offer.” If upon completion of the Offer the Offeror owns at least 90% of the outstanding shares of Common Stock, on that basis they will be entitled to, and will, as soon as reasonably practicable, acquire the remaining shares of Common Stock by way of a “short-form” merger at the same per share cash price paid in the Offer. The Offer expired on January 20, 2016 but was extended to 11:59 PM, New York City time, Friday, February 5, 2016, unless further extended.

The Reporting Persons together with the Other Group Members may constitute a group under the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, because of their collective actions in connection with the Offer.

If the Offer is not completed, the Reporting Persons together with the Other Group Members will re-evaluate their options with respect to the shares of Common stock not owned by them. In particular they may consider:

•	engaging in open-market or privately-negotiated purchases of shares of Common Stock to increase their aggregate beneficial ownership to at least 90% of the then-outstanding Common Stock and then effecting a “short-form” merger pursuant to the Nevada Revised Statutes 92A;

•	proposing that CEMEKC and the Company enter into a merger agreement, which would require the approval of the Company’s Board (of which Dr. Chan is the sole member) and the vote of the shares of Common Stock in favor of the merger agreement; or

•	keeping outstanding the public minority interest in the Company, in which case the public stockholders of the Company would, absent a sale by them in the public markets, retain their shares of Common Stock.

Nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons is the beneficial owner of any Other Group Members’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock owned by the Other Group Members.

Except as disclosed in this Item 4, none of the Reporting Persons have any other current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

All information relating to percentage ownership of the Company’s Common Stock set forth in this Schedule 13D is as of the date hereof, based upon the 13,601,624 shares of Common Stock reported by the Company to be issued and outstanding as of January 11, 2016 in its Form 10-Q filed with the Securities and Exchange Commission on January 14, 2016.

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 8,398,320 shares of Common Stock, which constitutes 61.74% of the Common Stock. Ella Y.T.C. Chan beneficially owns an aggregate of 8,398,320 shares of Common Stock, which constitutes 61.74% of the Common Stock. The Chiu M. Chan Family Trust beneficially owns an aggregate of 4,199,160 shares of Common Stock, which constitutes 30.87% of the Common Stock. As of the date of this Schedule 13D, the Reporting Persons and the Other Group Members own an aggregate of 8,848,131 shares of Common Stock, which constitutes 63.88% of the Common Stock. Such shares include options to acquire 250,000 shares of Common Stock, which are currently exercisable, held by Dr. Chan.

(b) Each of the Reporting Persons and the Other Group Members has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person or Other Group Member.

(c) None of the Reporting Persons or Other Group Members effected any transactions in Common Stock during the past 60 days.

(d) Ms. Chan and the Chiu M. Chan Family Trust each have the power to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in the Chiu M. Chan Family Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, on December 18, 2015, the Other Group Members together with the Reporting Persons commenced a tender offer. Except as described in the Offer and this Schedule 13D, none of the Reporting Persons or the Other Group Members nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any shares of Common Stock, or is a party to any agreement, arrangement or understanding with any other person with respect to the Common Stock or any other securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Ms. Ella Y. T. C. Chan is the mother of Dr. Eric K. Chan. The Reporting Persons and Dr. Chan have historically voted together with respect to Company matters requiring stockholder approval.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated February 4, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2016

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan

Chiu M. Chan Family Trust

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole trustee

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned to this Joint Filing Agreement (“Agreement”) agree to the joint filing on behalf of each of them of the Statement (“Statement”) on Schedule 13D (Amendment No. 3) filed on or about the date hereof and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares of common stock, par value $0.001 per share, of Dynacq Healthcare, Inc., a Nevada corporation. This Agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned further agree that this Agreement shall be included as an Exhibit to such Statement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 4, 2016

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan

Chiu M. Chan Family Trust

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole trustee